Exhibit 99.1

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Press Release

13th January, 2026

MANCHESTER United Appoint Michael Carrick As Head Coach

Manchester United is delighted to announce the appointment of Michael Carrick as Head Coach of the men’s first team until the end of the 2025/26 season.

Carrick played 464 games for the club, winning five Premier League titles, the FA Cup, two League Cups, the UEFA Champions League, the UEFA Europa League and the FIFA Club World Cup.

He joined the First Team coaching staff when he retired in 2018 and served under Jose Mourinho and Ole Gunnar Solskjaer. Following Solskjaer’s departure, Carrick led the club with distinction during his role as caretaker manager.

The former England international was Head Coach at Middlesbrough for two-and-a-half years from October 2022.

Michael Carrick, Head Coach, said: “Having the responsibility to lead Manchester United is an honour.

“I know what it takes to succeed here; my focus is now on helping the players to reach the standards that we expect at this incredible club, which we know that this group is more than capable of producing.

“I have worked with a number of the players already and have obviously continued to watch the team closely in recent years, I have total belief in their talents, dedication and ability to be successful here.

“There is still a lot to fight for this season, we are ready to pull everyone together and give the fans the performances that their loyal support deserves.”

Jason Wilcox, Director of Football, said: “Michael is an excellent coach and knows exactly what it takes to win at Manchester United.

“He is ready to lead our talented and determined group of players for the remainder of the season as we continue to build the club towards regular and sustained success.”

Carrick will be supported by Steve Holland, Jonathan Woodgate, Travis Binnion, Jonny Evans and Craig Mawson.

The club would like to place on record its gratitude to Darren Fletcher for his leadership during the last week. Fletcher will remain as Lead Coach of the Under-18s, playing a vital role in developing players ready to perform in a winning Manchester United first team.

ENDS

ABOUT MANCHESTER UNITED

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year heritage we have won 69 major trophies, enabling us to develop the world’s leading sports brand and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.